Exhibit 99.9

Infosys Technologies Limited
Regd. Office : Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited financial results for the quarter and nine months ended December 31, 2004

(in Rs. crore, except per share data)

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Income from software services and products
Overseas	1,758.87	1,227.30	4,865.56	3,401.93	4,694.69
Domestic	39.65	7.96	93.91	50.06	66.20
Total	1,798.52	1,235.26	4,959.47	3,451.99	4,760.89
Software development expenses	960.15	645.48	2,662.02	1,805.42	2,495.31
Gross profit	838.37	589.78	2,297.45	1,646.57	2,265.58
Selling and marketing expenses	101.32	92.35	291.79	252.51	335.08
General and administration expenses	125.86	87.25	343.88	257.15	346.85
Operating profit before interest, depreciation and amortization	611.19	410.18	1,661.78	1,136.91	1,583.65
Interest	—	—	—	—	—
Depreciation and amortization	69.38	62.23	175.31	168.82	230.90
Operating profit after interest, depreciation and amortization	541.81	347.95	1,486.47	968.09	1,352.75
Other income	46.77	47.48	94.99	124.21	127.39
Provision for investments	(0.39)	2.29	(0.33)	8.88	9.67
Profit before tax	588.97	393.14	1,581.79	1,083.42	1,470.47
Provision for taxation	93.00	65.00	236.50	177.00	227.00
Profit after tax	495.97	328.14	1,345.29	906.42	1,243.47

Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 11)	134.73	33.23	134.73	33.23	33.32
Reserves and surplus	4,608.96	3,692.05	4,608.96	3,692.05	3,220.11
Earnings per share (par value Rs. 5/- each) *
Basic *	18.45	12.36	50.22	34.18	46.84
Diluted *	17.90	12.13	49.14	33.86	46.26
Dividend per share (par value Rs. 5/- each) *
Interim dividend *	—	—	5.00	3.63	3.63
Final dividend *	—	—	—	—	3.75
One-time special dividend *	—	—	—	—	25.00
Total dividend *	—	—	5.00	3.63	32.38
Total dividend percentage (%) *	—	—	100	73	648
Aggregate of non-promoters’ shareholding (unaudited) (see note 14)
Number of shares *	21,05,92,568	19,50,58,088	21,05,92,568	19,50,58,088	19,58,84,244
Percentage of shareholding	78.15	73.39	78.15	73.39	73.50

*	Adjusted for the issue of bonus shares in the ratio of 3:1 allotted on July 3, 2004, as per Accounting Standard 20 (AS 20) on Earnings Per Share.

Segment reporting

(in Rs. crore)

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Revenue by industry segment
Financial services	625.75	457.86	1,699.72	1,295.09	1,722.08
Manufacturing	265.39	178.85	750.67	522.28	716.47
Telecom	317.69	183.84	878.02	511.59	774.83
Retail	176.20	151.98	514.96	413.70	563.16
Others	413.49	262.73	1,116.10	709.33	984.35
Total	1,798.52	1,235.26	4,959.47	3,451.99	4,760.89
Less : Inter-segment revenue	—	—	—	—	—
Net revenue from operations	1,798.52	1,235.26	4,959.47	3,451.99	4,760.89
Segment profit before tax, interest, depreciation and amortization:
Financial services	221.31	151.66	586.44	414.88	559.66
Manufacturing	85.95	52.99	244.90	159.65	225.38
Telecom	94.43	62.96	246.35	174.84	263.38
Retail	62.62	55.98	193.75	153.13	211.29
Others	146.88	86.59	390.34	234.41	323.94
Total	611.19	410.18	1,661.78	1,136.91	1,583.65
Less : Interest	—	—	—	—	—
Less : Other un-allocable expenditure (excluding un-allocable income)	69.38	62.23	175.31	168.82	230.90
Operating profit before tax	541.81	347.95	1,486.47	968.09	1,352.75

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

Note:

1.	The above audited quarterly and nine months results have been taken on record by the Board of Directors at its meeting held on January 12, 2005. There are no qualifications in the auditors’ reports issued for these periods.

2.	On October 12, 2004, the Board of Directors approved an interim dividend of Rs. 5.00 per share (or 100% on an equity share of Rs. 5/-). The record date for payment of the dividend was October 19, 2004. The dividend has been paid out.

3.	Other information:

(in Rs. crore)

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Staff costs	856.62	641.08	2,327.44	1,745.33	2,365.86
Items exceeding 10% of aggregate expenditure	—	—	—	—	—
Details of other income:
Interest on deposits	15.53	21.06	48.63	63.71	82.88
Dividends	8.69	5.15	25.63	8.68	17.40
Miscellaneous income	2.06	1.75	6.32	5.56	7.68
Exchange differences	20.49	19.52	14.41	46.26	19.43
Total	46.77	47.48	94.99	124.21	127.39

4.	Information on investor complaints pursuant to clause 41 of the listing agreement for the quarter ended December 31, 2004

Nature of complaints received	Opening balance	Additions	Disposals	Closing
Dividend / Bonus shares related	—	128	128	—

5.	The company has announced a sponsored ADR programme covering 16 million shares. The shareholders of the company approved this programme at the Extraordinary General Meeting held on December 18, 2004 at Bangalore. Pursuant to the approval the company has filed a Registration Statement on form F-3 with the US Securities and Exchange Commission under the Securities Act of 1933.

6.	On April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting), to enhance the consulting capabilities of Infosys’ Global Delivery Model. The Board approved an investment of up to US$ 20 million in Infosys Consulting. As of December 31, 2004, the company had invested US$ 10 million (Rs. 44.87 crore) in the subsidiary.

7.	During the nine months ended December 31, 2004, the company additionally invested US$ 4 million (Rs. 18.46 crore) in its wholly-owned subsidiary, Infosys Technologies (Shanghai) Co. Limited, China. The aggregate value of investments as at December 31, 2004, amounted to US$ 5 million (Rs. 23.01 crore) in the subsidiary.

8.	Pursuant to the revision of Accounting Standard 11 (AS 11) on Accounting for the Effects of Changes in Foreign Exchange Rates, the company revised its accounting policy relating to forward exchange contracts as of April 1, 2004. Accordingly, the company has marked-to-market its forward exchange contracts as of December 31, 2004 and the profits for the quarter and nine months ended December 31, 2004 are higher by Rs. 29.01 crore and lower by Rs. 25.20 crore respectively.

9.	The company has been informed by the statutory auditors that the name of their firm has been changed from M/s Bharat S. Raut & Co. to M/s BSR & Co.

10.	The final dividend of Rs. 3.75/- per share for the financial year ended March 31, 2004 and the special one-time dividend of Rs. 25/- per share was approved by the shareholders in the Annual General Meeting held on June 12, 2004. The dividends were paid on June 14, 2004.

11.	Shareholders approved a bonus issue of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in USA at its Annual General Meeting held on June 12, 2004. The bonus shares were allotted on July 3, 2004. Pursuant to the stock dividend, the ratio of ADSs to equity shares changed to one equity share for each ADS.

12.	In the Annual General Meeting, shareholders approved the delisting of company shares from Bangalore Stock Exchange. The shares were delisted on June 22, 2004.

13.	During the nine months ended December 31, 2004 and 2003 and the year ended March 31, 2004 the company issued 28,92,080; 8,51,656 and 15,91,912 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.

14.	Mr. N. S. Raghavan, a founder of the company, retired from the company on February 7, 2000 and is not actively involved in the company’s operations. The company sought the approval of SEBI to exclude Mr. Raghavan and his family’s share ownership from being classified as promoters’ holdings. Consequent to the approval from SEBI, Mr. Raghavan and his family’s holdings are disclosed as non-promoter holdings, effective the quarter ended June 30, 2004.

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries

(in Rs. crore, except per share data)

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Income from software services, products and business process management
Overseas	1,835.97	1,249.09	5,048.68	3,453.53	4,786.72
Domestic	39.64	7.92	93.64	49.98	66.23
Total	1,875.61	1,257.01	5,142.32	3,503.51	4,852.95
Software development and business process management expenses	991.48	656.70	2,723.35	1,831.58	2,538.67
Gross profit	884.13	600.31	2,418.97	1,671.93	2,314.28
Selling and marketing expenses	116.81	94.89	344.28	259.23	350.90
General and administration expenses	149.34	92.33	406.39	267.66	369.19
Operating profit before interest, depreciation and amortization	617.98	413.09	1,668.30	1,145.04	1,594.19
Interest	—	—	—	—	—
Depreciation and amortization	73.91	63.75	187.11	172.32	236.73
Operating profit after interest, depreciation and amortization	544.07	349.34	1,481.19	972.72	1,357.46
Other income	46.31	46.46	91.61	121.56	123.38
Provision for investments	(0.39)	2.29	(0.33)	8.88	9.67
Profit before tax	590.77	393.51	1,573.13	1,085.40	1,471.17
Provision for taxation	93.43	65.00	240.10	177.00	227.54
Profit after tax	497.34	328.51	1,333.03	908.40	1,243.63

Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 11)	134.74	33.23	134.74	33.23	33.32
Reserves and surplus	4,592.39	3,690.87	4,592.39	3,690.87	3,216.26
Preference shares issued by subsidiary	93.51	49.00	93.51	49.00	93.56
Earnings per share (par value Rs. 5/- each) *
Basic *	18.50	12.37	49.77	34.26	46.85
Diluted *	17.95	12.15	48.69	33.93	46.27
Dividend per share (par value Rs. 5/- each) *
Interim dividend *	—	—	5.00	3.63	3.63
Final dividend *	—	—	—	—	3.75
One-time special dividend *	—	—	—	—	25.00
Total dividend *	—	—	5.00	3.63	32.38
Total dividend percentage (%) *	—	—	100	73	648
Aggregate of non-promoters’ shareholding (unaudited) (see note 14)
Number of shares *	21,05,92,568	19,50,58,088	21,05,92,568	19,50,58,088	19,58,84,244
Percentage of shareholding	78.15	73.39	78.15	73.39	73.50

*	Adjusted for the issue of bonus shares in the ratio of 3:1 allotted on July 3, 2004, as per Accounting Standard 20 (AS 20) on Earnings Per Share.

Note:

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

By order of the Board

for Infosys Technologies Limited

Bangalore, India	S. Gopalakrishnan	Nandan M. Nilekani
January 12, 2005	Chief Operating Officer	Chief Executive Officer,
	and Deputy Managing Director	President and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the three months and nine months ended December 31, 2004, prepared as per US GAAP. A summary of the financial statements is as follows:

(in US$ million, except per ADS data)

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Revenues	423	276	1,137	760	1,063
Cost of revenues	241	155	642	430	603
Gross profit	182	121	495	330	460
Net income	112	71	292	193	270
Earnings per American Depositary Share *
Basic *	0.42	0.27	1.09	0.74	1.03
Diluted *	0.40	0.26	1.07	0.73	1.01
Total assets	1,305	969	1,305	969	1,132
Cash and cash equivalents	389	421	389	421	445
Liquid mutual funds	244	133	244	133	218

*	Adjusted for a two for one stock dividend to ADS holders. Currently, each ADS represents one equity share.

The reconciliation of net income as per Indian GAAP and US GAAP is as follows:

(in US$ million)

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Consolidated net profit as per Indian GAAP	112	73	295	196	272
Amortization of deferred stock compensation expense	—	(1)	—	(3)	(3)
Deferred taxes	—	—	2	—	(1)
Gain on forward foreign exchange contracts	—	(1)	(4)	—	4
Amortization of intangible assets	—	—	(1)	—	—
Others	—	—	—	—	(2)
Consolidated net income as per US GAAP	112	71	292	193	270

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of its investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 and 6-K for the quarters ended June 30, 2004 and September 30, 2004 and registration statement on Form F-3 filed on December 20, 2004. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.